News Release	Tahltan Central Council

Comprehensive Agreement Signed for Tahltan Participation in NovaGold’s
Galore Creek Copper-Gold-Silver Project

February 13, 2006 - Vancouver, British Columbia

The Tahltan Central Council, on behalf of the Tahltan Nation including the Tahltan Band and the Iskut First Nation, and NovaGold Canada Inc., a subsidiary of NovaGold Resources Inc. (AMEX, TSX: NG), are pleased to announce that they have entered a comprehensive agreement to support the development of the Galore Creek project in Northwestern British Columbia.

This agreement supports the Tahltan Nation’s principles of environmental stewardship, economic sustainability, and self-determination. It also commits both parties to working collaboratively throughout the Environmental Assessment review and the permitting process for Galore Creek.

A Landmark Agreement for British Columbia’s Mining Industry

This comprehensive agreement demonstrates that large new mining projects such as Galore Creek can be developed with the active support of local First Nation communities if there is a long-term commitment to establish a cooperative and mutually beneficial working relationship.

“This agreement establishes a high standard against which all proposed resource development projects in Tahltan Territory will be measured” says Curtis Rattray, Chair of the Tahltan Central Council. “NovaGold’s commitment to open, transparent, and mutually beneficial relationships with local communities is at the heart of our strategy for successful resource development and we are very proud to be working with the Tahltan Nation at Galore Creek” says Rick Van Nieuwenhuyse, President of NovaGold.

The agreement commits NovaGold and the Tahltan to enhance and deepen their already strong relationship. It will provide certainty for local communities and investors alike that Galore Creek will be developed with the support and involvement of the Tahltan Nation.

Highlights of the agreement include:

  Recognition of the Tahltan’s traditional rights, title and interests to the project area as well as NovaGold’s rights to explore and develop mineral resources in the Galore Creek Valley.

  Mutual cooperation for completing an efficient and effective Environmental Review and Permitting Process and commitment to mitigate adverse environmental impacts caused by the mine.

  Establishment of measures and procedures that will fully engage the Tahltan in all aspects of environmental protection.

  Maximize training and employment of Tahltan members throughout the mine life and create processes for ongoing dialogue regarding advancement.

  Ensure access for Tahltan businesses to maximize business opportunities for the supply of goods and services throughout the mine life and during mine closure.

  Financial contributions by NovaGold to the Tahltan Heritage Trust Fund which will be used to mitigate any adverse social and cultural impacts of mine development. During mine operations, Trust Fund payments are guaranteed to be no less than $1,000,000 annually. Upon reaching certain agreed financial targets, and subject to positive mine operating cash flow, the trust will receive the greater of $1,000,000 or a 0.5% to 1.0% net smelter royalty each year.

  Tahltan assurances to investors and support for the project as NovaGold arranges financing during the year ahead.

The agreement will remain in effect throughout the life of the Galore Creek project and will be binding on any future operator of the mine.

Working Together to Obtain All Approvals Required to Start Construction

The Participation Agreement signed today provides funding and defines clear processes to ensure that the Tahltan are actively engaged in the upcoming environmental review and permitting process. During the past two years, NovaGold has been proactively working with the Tahltan and government regulators in the collection and review of environmental data. The Company has consulted frequently with the Tahltan and has modified many development concepts including the location and design of roads and facilities to accommodate Tahltan interests.

NovaGold will submit the Galore Creek Environmental Assessment Application and concurrent permit applications to the BC and Canadian governments during the first quarter of 2006. Building on the newly signed agreement’s mutual commitments and with key project design concerns of the Tahltan now addressed, NovaGold and the Tahltan intend to jointly advance the required environmental review and permitting processes toward their mutual objective of commencing project construction in early 2007.

About the Tahltan Nation

The Tahltan Territory encompasses the entire Galore Creek project area as well as its proposed road and access corridors. The Tahltan are actively involved in mining beginning with the extraction and trading of obsidian before contact and currently operate a variety of businesses including exploration, environmental and operations.

The Tahltan Nation’s decision to enter into this participation agreement was made following community meetings, ratification by Tahltan members, and endorsement by the Tahltan Central Council Board, the Iskut Band Council and the Tahltan Band Council.

About the Galore Creek Project

The Galore Creek project is located in Northwestern British Columbia 75 kilometers west of Highway 37 and 150 kilometers northeast of the tidewater shipping port of Stewart, British Columbia. NovaGold has an option to acquire a 100% interest in the Galore Creek copper-gold project from subsidiaries of Rio Tinto plc and Anglo American plc.

NovaGold has an option agreement with Eagle Plains Resources Ltd. on the adjoining Copper Canyon property under which NovaGold may acquire up to an 80% interest. NovaGold also has an option on the adjoining Grace property with Pioneer Metals Corporation under which NovaGold may acquire a 60% interest in the Grace claims.

About NovaGold

NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek copper-gold-silver project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold has 88.1 million shares outstanding, is debt free, and has one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net.

For more information contact:

Carl Gagnier, Executive Vice President, NovaGold Canada Inc
E-mail: Carl.Gagnier@NovaGold.net
(604) 669-6227 Toll Free (866) 669-6227

Curtis Rattray, Chairperson, Tahltan Central Council
Email: Caribou_tracks@hotmail.com
(250) 771-3274

Forward-Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company's projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company's registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.